UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933


PURSUANT TO SEC TEMPORARY RULE 227.201(z)(1) THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATING TO COVID-19. PLEASE REVIEW THE SECTION ON RISK FACTORS FOR FURTHER DETAILS.


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Airo Capital Management, Inc.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Maryland

   Date of organization
   August 29, 2018

Physical address of issuer
1801 Gold Mine Rd Brookeville Md 20833

Website of issuer
https://www.airocapitalmanagement.com/

Name of intermediary through which the Offering will be conducted www.fundme.com

CIK number of intermediary
0001683485

SEC file number of intermediary
007-00078

CRD number, if applicable, of intermediary
2344863

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
5.5% of the amount raised.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$1.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☑ Pro-rata basis
☐ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$245,000.00

Deadline to reach the target offering amount

December 31, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$122,788.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$109,914.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$(55,126.00)	$(262,805.00)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

September 30, 2020

FORM C/A

Up to $245,000.00

Airo Capital Management, Inc.



Shares of Common Stock

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Airo Capital Management, Inc. a Maryland Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $245,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $250.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through www.fundme.com (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$250.00	$13.75	$236.25
Aggregate Minimum Offering Amount	$10,000.00	$550.00	$9,450.00
Aggregate Maximum Offering Amount	$245,000.00	$13,475	$231,525.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.airocapitalmanagement.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is September 30, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.airocapitalmanagement.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form

C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Airo Capital Management, Inc. (the "Company") is a Maryland Corporation, formed on August 29, 2018.

The Company is located at 1810 Gold Mine Rd Brookeville Md 20833.

The Company's website is https://www.airocapitalmanagement.com/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Sponsor puts real estate deals together where it may or may not own an interest in real property. A single deal can involve several parties: the general partner (GP), limited partners (LP), contractors, lenders, appraisers, attorneys and more. The most critical player, though, is the deal's "sponsor". In commercial real estate, the term "sponsor" is used to reference to the individual or company that effectively quarterbacks or leads the project from conception through completion. They aggregate capital and earn fees for managing operations.

The Offering

Minimum amount of Units of Common Stock being offered	10,000
Total Units of Common Stock outstanding after Offering (if minimum amount reached)	1,010,000
Maximum amount of Units of Common Stock	245,000
Total Units of Common Stock outstanding after Offering (if maximum amount reached)	1,245,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$250.00
Offering deadline	December 31,2020
Use of proceeds	See the description of the use of proceeds
Voting Rights	One vote per share. See the description of the voting rights

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

General

The Company will be taking advantage of temporary rules that relax some of the requirements for a crowdfund offering.
In March 2020, the SEC passed a Temporary Final Rule intended to assist small businesses with capital raising in the Regulation Crowdfunding market due to the COVID-19 pandemic and relaxed or modified some rules for offerings initiated through February 28, 2021 (As extended in August 2020.). This offering is taking advantage of some or all of these relaxed rules which may create additional risks for investors.

The Company's financials have not been reviewed by an independent third party.
Pursuant to SEC Rule §227.201(z)(2) the Company has submitted financials for this Offering that have not been reviewed by an independent third party and are only certified by a principal of the Company which creates additional risks related to financial statements.

The Company may choose to close the Offering as soon as the target fundraising amount is met.
Pursuant to SEC Rule §227.201(z)(1)(iv)(C) the Company may close the Offering sooner that the required 21 days should the target fundraising amount be met early. While investors will be notified in advance if the offering is closed early, this creates additional risks for investors by not allowing additional time to fully assess the transaction.

11

Investors may only cancel their commitment to invest during the first 48 hours after such commitment.

Pursuant to SEC Rule §227.201(z)(1)(iv)(D) the Company may limit investor cancellations after 48 hours following their commitment unless there is a material change in the Offering. This increases risk for investors as they will be fully committed to the Offering 48 hours after their initial commitment.

Risks Related to the Company's Business and Industry

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S..

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Frederic Richardson who is President of the Company. The Company has or intends to enter into employment agreements with Frederic Richardson although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Frederic Richardson or any member of the board of directors or executive officer could harm the Company's business and results of operations.

Investors in the Company's properties may finance their acquisition with mortgage financing.

Property demand is adversely affected by reduced availability of mortgage financing and factors that increase the upfront or monthly cost of financing a home such as increases in interest rates, insurance premiums, or limitations on mortgage interest deductibility. The recent decrease in the willingness and ability of lenders to make home mortgage loans, the tightening of lending standards, greater down payment requirements and the limitation of financing product options, have made it more difficult for homebuyers to obtain acceptable financing. Any substantial increase in short-term and/or long-term mortgage interest rates or unavailability of mortgage financing may adversely affect the ability of prospective buyers to obtain financing for the Company's properties, as well as adversely affect the ability of prospective homebuyers to sell their current homes. A disruption in the credit markets and/or the curtailed availability of mortgage financing may adversely affect our business and results of operations.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.
As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate services for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Competition could limit our ability to operate our business profitably.
Our business will compete with other similarly situated and better capitalized competitors to attract residents/tenants/customers/purchasers. Our competitors' properties may be better quality, in a more desirable location or have leasing terms more favorable than we can provide. In addition, our ability to compete and generate favorable returns depends upon, among other factors, trends of the national and local economies, the financial condition and liquidity of current and prospective renters, availability and cost of capital, taxes and governmental regulations. Given our significant competition, we cannot assure you that it will be successful in developing/acquiring/managing our properties or in generating favorable returns, which would materially and adversely affect our business and results of operations.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.
The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. While there have been indications of a partial recovery we could experience significant losses, resulting primarily from significant provisions for credit losses and impairment charges resulting in substantial decreases in the net carrying value of our assets as a consequence of the difficult economic environment. Economic conditions or the real estate and other markets generally may not fully recover in the

near term, in which case we could experience losses and write-downs of assets, and could face capital and liquidity constraints and other business challenges.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.
Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

General economic conditions could have an adverse effect on our business and results of operations.
Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

If the recoverable values of our inventory of real estate assets were to drop below the book value of those properties, we would be required to write-down the book value of those properties, which would have an adverse effect on our balance sheet and our earnings.
If the market values of our commercial properties, home sites, our remaining inventory of completed homes and other developed real estate assets were to drop below the book value of those properties, we would be required to write-down the book value of those properties, which would have an adverse effect on our balance sheet and our earnings.

We have subdivided and developed parcels with infrastructure improvements and also constructed a golf course and clubhouse, which required significant capital expenditures. Many of these costs are capitalized as part of the book value of the land development. Adverse market conditions, in certain circumstances, may require the book value of the real estate assets to be decreased, often referred to as a "write-down" or "impairment." A write-down of an asset would decrease the value of the asset on our balance sheet and would reduce our earnings for the period in which the write-down is recorded.

We do not carry property insurance.
We will bear the burden of any losses or damage to the property, which may adversely affect our business and results of operations.

The sale of the Property has not been consummated and our investment in the Property has not been finalized.
Although the seller has executed an agreement to sell the Property to the new owner/operator, the transaction has not closed and may fail to do so for a number of unforeseen reasons. If the sale does not take place, our investment in the new owner/operator of the Property will not be accepted and the proceeds from this Offering will be returned to potential investors without interest.

Market Fluctuations in Rental Rates and Occupancy Could Adversely Affect Our Operations.
As leases turn over, our ability to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the property. We cannot be assured that the rental rates we obtain in the future will be equal to or greater than those obtained under existing contractual commitments. If we cannot lease all or substantially all of the expiring space at our properties promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

Our failure to effectively develop and operate mixed-use properties could have an adverse effect on us, including our cash flows, results of operations and growth prospects.
Our business strategy depends significantly on our ability to leverage our extensive experience in completing and operating large, complex, mixed-use public/private projects. Our revenues depend significantly on our ability to develop and manage properties with both commercial and residential aspects and to integrate the two in a seamless ecosystem. In addition, we must attract and partner with state and local government agencies to undertake public/private development projects with us. Our ability to obtain new work depends on successful prior and existing projects. If we fail to maintain a track record of success, it could have a material adverse effect on our growth prospects.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.
The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

We did not obtain any audited income statements with respect to the Property.

Our management team has limited experience in our industry and has not faced the risks and challenges specific to our business.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The inadequate management of our business will have a negative effect on our results of operations.

To date, we have not generated revenue and do not foresee generating any revenue in the near future.

We are a startup Company and our business model currently focuses on fill in focus and cash requirements rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately October 10,2020 assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of a long track record, our limited number of properties, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our property acquisitions, developments, renovations or marketing efforts, any of which may materially harm our business and results of operations.

The Property has no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

[The Property has generated no revenue since the date of our inception]. Accordingly, the Property has no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry[, and the continued development of advertising, promotions, and a corresponding client base]. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We fail to find tax-motivated investors for our project in QOZ.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 50.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Maryland law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect

a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Sponsor puts real estate deals together where it may or may not own an interest in real property. A single deal can involve several parties: the general partner (GP), limited partners (LP), contractors, lenders, appraisers, attorneys and more. The most critical player, though, is the deal's "sponsor". In commercial real estate, the term "sponsor" is used to reference to the individual or company that effectively quarterbacks or leads the project from conception through completion. They aggregate capital and earn fees for managing operations.

Business Plan

The Company/Sponsor provides professional services including but not limited to, providing management consulting, technology, and outsourcing services to clients across a broad range of industries to help protect and preserve capital gains. We operate throughout the U.S drawing on a combination of industry and functional expertise, technology capabilities, and alliances, and our delivery resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable returns and protect investors capital from the risk of performance and taxes. Achieve specific business outcomes and enhance shareholder value by ensuring the success of the operation probable. We bring together our capabilities in business strategy, technology strategy, and operations/functional strategy with the help of senior management teams from various tax and real estate consulting firms. As a Sponsor that puts real estate deals together the company's objective is to limit risk and improve yield. As a sponsor our objective always lines up with the investor whether or not we own an interest in real property. A single deal can involve several parties: the general partner (GP), limited partners (LP), contractors, lenders, appraisers, attorneys, and more. The most critical player, though, is the deal's "sponsor". In commercial real estate, the term "sponsor" is used to reference to the individual or company that effectively quarterbacks or leads the project from conception through completion. They are the owners of the property, responsible for all aspects of the transaction and on-going operations. They're also the one aggregating capital and signing their name on all related loan documents. A sponsor is the person or team that leads a commercial real estate project on behalf of the equity investors. The sponsor can be a General Partner (GP), or sell the lead role to another investor. The rest of the investors are Limited Partners (LPs). As a result, LP investors also have limited liability – meaning their potential loss in a downside scenario is limited to the amount of their investment. A sponsor's role starts early in a deal. It can be several months or up to a year before investors get involved and the sponsor exists the deal. The sponsor often finds the deal, whether on or off-market. The sponsor then negotiates the terms of the purchase and sale agreement. They'll prepare investor marketing materials and assemble the equity capital and debt financing needed to acquire (and later, renovate) the property. The sponsor also oversees all pre-acquisition activities, including all due diligence (such as engaging specialists to provide third party reports and reviewing existing financial information, among other things). Because of all the work that goes into evaluating, underwriting and preparing a deal for acquisition, sponsors will take an acquisition fee to cover related costs (and compensate them for this work, which they do even when a deal falls through). This can generate double digit returns on their initial investment. Following acquisition, the sponsor then oversees operations and management of the property, including any planned renovations, leasing and maintenance. Depending on the size of a project, the sponsor may hire a third-party property manager to handle day-to-day management, but the sponsor will still oversee the entire process to ensure the deal's objectives are being met and will get paid an over-ride on operational fees. At the end of the day, the sponsor is solely responsible for all aspects of the project. Throughout the project, the sponsor is responsible for all financial reporting, which is usually shared with investors in the form of a quarterly letter. They'll submit draw down requests to the lender, make payments to investors in accordance with the operating agreement, and engage accountants to prepare and distribute K-1s during tax season. Lastly, the sponsor will arrange for the refinance or disposition of the property at the end of the investment period. Sponsors make money in a few different ways. First, and as noted above, they'll often take an acquisition fee for lining up and conducting all due diligence on a transaction. Most sponsors will also directly invest in a deal, just like the LPs, though not to the same extent. Sponsors generally put about 5-10% (sometimes as much as 20%) of the equity into the deal. The equity capital comes from the LP investors and Sponsor. A project's entire capitalization is the sum of GP equity, LP equity and bank debt. A promote structure with a preferred return to LPs is usually the way deals are structured. In other words, the sponsor will be entitled to a percentage of total returns or performance above a certain threshold to LPs. In addition sponsors will also take some sort of annual asset management fee in connection with the project.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Syndicating real estate deals for tax motivated investors.	The sponsor finds real estate projects in Qualified Opportunity Zones.	Current market for tax motivated investment transactions is in the billions.

We have no new products in development.

We offer our services directly to investors through real estate brokers, direct mail advertising, or our online website.

Competition

The Company's primary competitors are Many of the mid-Atlantic or nation's leading investment firms, REITs, or real estate funds are our primary competitors.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by well-capitalized companies. The barriers to entry include finding, funding, and negotiating possible acquisitions. The Company's competitors may aggressively offer more money for possible acquisitions to maintain market share. Principal competitive factors important to the Company include price, product quality, and design.

Supply Chain and Customer Base

The Company can find projects in QOZ markets and has successfully negotiated contracts on several possible targets for the benefit of investors.

Our revenues will be derived primarily from large family offices, REITs, real estate funds or entities looking to protect capital gains in any enterprise.

Intellectual Property

The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive tax reform legislation with respect to the treatment of capital gains and QOZs relating to building and zoning requirements Such laws and regulations are subject to change from time to time. Typically, licenses, permits and approvals under such tax laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

The Company conducts business in Maryland, Virginia and Washington D.C.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
FundMe expenses	5.5%	$550.00	5.5%	$13,475
Estimated Attorney Fees	10.00%	$1,000	10.00%	$24,500.00
Estimated Accountant/Auditor Fees	0.00%	$0	10.00%	$24,500.00
General Marketing	10.00%	$1,000	10.00%	$24,500.00
Research and Development	0.00%	$0	0	$0
General Working Capital	74.5%	$7,450.00	64.5%	$158,025.00
Total	**100.00%**	**$10,000**	**100.00%**	**$245,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Investors may require third-party professionals for additional analysis and may result in greater costs.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: based on the Board of Directors approvals.

DIRECTORS, OFFICERS AND EMPLOYEES

Frederic S. Richardson, President

• Investment Banking since 1985
• Member - Building Owners & Managers Association International (BOMA), Apartment & Office Building Association (AOBA), Tenant in Common Association
• MBA (Finance), American University | BA (Economics), University of Maryland
• Chartered Life Underwriter (CLU), The American College Frederic Richardson raised over $1.5 billion of debt & equity financing for private and public projects since 1985. He has extensive experience in investment banking and real estate investments. Mr. Richardson has served as a chairman and majority shareholder of seven publicly traded companies, and has owned and operated two national FHA, VA, Full Eagle Mortgage companies, one of which he took public in 1999.
Mr. Richardson's real estate experience:
• ECRV Hotels: Fairfield Marriott, Holiday Inn, Clinton Hotel, Astor Hotel
• ECRV Offices: Eagle/Pinnacle Medical Office, Foxcroft Office Building
• Controlled 1,000 units of HUD multifamily
• Owed over 1 million sq. ft of office in NYC
• Owned 11 commercial properties in the Southwest, U.S. in excess of 2.5M SF, managed by CBRE
• Rehabilitated 1,000 residential units from Atlanta to Boston
• Rehabilitated and managed over 1,500 multifamily units in East St. Louis, MO
• Owned and managed over 5,000 multifamily units over the past 25 years
• Arranged construction & permanent financing - Baltimore Apostolic Apartments (102-unit in Baltimore, MD)
• Managed a rental conversion to home ownership of 1,200 single family units utilizing the FHA 203(K) program

Terry Burka, COO

• Asset / Property Management Construction / Engineering Complex Financial Analytics Equity Syndications
Development / Entitlements Wall Street Loan Origination
• Mid-Atlantic Realty Group — Washington, DC 10/2005 — 05/2019
o Vice President 2008-2019 |Senior Asset Manager 2005-2007 Boutique real estate advisory and investment
o firm sponsoring securitized office, multifamily, and hotel assets valued between $15M and $50M.
o Vice President - oversaw acquisitions and dispositions, closed fund management, and site operations for
o 750,000 SF of an acquired portfolio of office and hotel assets.
o Prepared pro forma acquisition and income forecasts using discounted cash flow and capitalization methods.
o Asset Manager - 825,000 SF of office and 24 multifamily properties throughout the U.S., ~$750M.

o Strengthened MF portfolio leasing operations by ~$2.5M or 5% a year in lost rent-potential by instituting leasing strategies.
• Charles E. SMITH Companies — Washington, DC Building Director 02/1996 — 04/2001
o Largest owner/operator of commercial real estate in the Washington, D.C. region ($5B+ market cap); 18M SF of Class-A office/retail and 59 luxury MF properties (27,000 units).
o Crystal Gateways - Directed 2.2M SF Class-A office-portfolio complex adjacent to the U.S. Pentagon comprised of four 15-story (~330K SF) buildings and one (334K SF) stand-alone office building, including 600K SF of underground garage. This office complex is designed with a pedestrian-friendly interconnected underground network of retail stores (Gallery Underground) via climate-controlled interior concourses, as well as an integrated garage that joins the four primary buildings (1.3M SF), and which permits free flowing egress/ingress to each tower. The VA Rail Express and the subway (WMATA) are also accessible. Dominantly leased to the U.S. military, DoD contractors, and other Federal/State government agencies.

John Settles, CEO

• Real Estate Developer and Mortgage Finance Specialist - noted for acquisition, development, construction and finance of affordable housing utilizing HUD/FHA, Fannie Mae and Freddie Mac Programs.
• Senior Vice-President of Alliance Housing Partners, LLC – a national affordable multi-family housing developer.
• Built and financed HUD Section 202 housing for the elderly. Initiated multi-family projects and financing under Section 42 Low Income Housing Tax Credit (LIHTC) programs and Tax Exempt bonds.
• Executive Director of UNEDAC (United National Economic Development Action Coalition).
• Chair, Board of Trustees for regional community development corporation.
• Senior Vice-President of U.S. Mortgage Network, Boca Raton, FL. John Settles has extensive expertise in real estate development and mortgage banking derived from over 30 years of challenging entrepreneurial and corporate experience. In addition to being a Senior Vice President of U.S. Mortgage Network (based in Boca Raton, Florida), he has the distinction of being one of the first minority HUD/FHA/VA approved lenders. This specialization enabled him to acquire, develop, construct and finance affordable multi-tenant and single family housing units throughout the country for elderly and low income tenants and other homeowners under the auspices of; HUD, FRA, Fannie Mae and Freddie Mae programs. He has developed a range of housing types including, apartments, co-ops and condominiums for adult, senior and mixed use development with both tax exempt bong financing and low income tax credits (LIHTC). As its Executive Director, John Settles also provided leadership and support to the United National Economic Development Action Coalition (UNEDAC). In that role, he represented the largest church denominations across the country directing economic, financial and community development initiatives. He is currently Chairman of the Board of Trustees of a private Montessori School and responsible for the acquisition and construction of the development of its $20M campus. Also, he is chairman of a nonprofit development corporation which is co-developer in a $22M adult condo project in Prince Georges County, Maryland.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Maryland.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,000,000
Voting Rights	Yes
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $1,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is owned by: Frederic Richardson 50%; Terry Burka 15%; John Settles 15%; Cardozo Capital 10%; and Storm Funding 10%

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Frederic Richardson	50.0%

Following the Offering, the Purchasers will own 0.99% of the Company if the Minimum Amount is raised and 19.6% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following the Offering, we should have enough liquidity to execute our business plan until December 31st 2020. We intend to be profitable by that date. Our significant challenges are developing and marketing a viable product to interested investors in a competitive environment. The applicable challenges include finding deals in Qualified Opportunity Zones, interest rates, lending environment, zoning, construction costs and residential/commercial leasing market.

Management intends to deliver to Investors a viable QOZ investment project this year (2020). Should the project get funding in the 4th quarter of 2020 the Company will be profitable and able to secure additional projects for interested investors.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have limited cash on hand which should be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company has to pay for accounting and legal work. In addition, there are design and approvals needed to make our investment project shovel ready. These capital expenditures help ensure the success of the project and reduce the risk for interested Investors.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 245,000 of Shares of Common Stock for up to $245,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $245,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with prime trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $250.00.

The Offering is being made through www.fundme.com, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

5.5% of the amount raised.

Stock, Warrants and Other Compensation

N/A

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Prime Trust LLC.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 5,000,000 shares of common stock, par value $0.001 per share, of which 1,010,000 common shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: one vote per share.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Shares of Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Frederic Richardson
(Signature)

Frederic Richardson
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Frederic Richardson
(Signature)

Frederic Richardson
(Name)

President
(Title)

9-30-20
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Frederic Richardson, being the founder of Airo Capital Management, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Frederic Richardson
(Signature)

Frederic Richardson
(Name)

chairman president
(Title)

9-30-20
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Offering Page

EXHIBIT A

Financial Statements

AIRO CAPITAL MANAGEMENT

STATEMENTS OF OPERATIONS

	For the year ended December 31, 2019	Period from January 1st to August 31, 2020
Revenue	$ —	$ —
Expenses:		
Legal and professional fees	47,673	262,464
Meals and entertainment	3,623	220
Parking and Travel	2,867	78
Software, Web hosting, and Other	963	1,043
Total Expenses	55,126	263,805
Net Loss	$ (55,126)	$ (263,805)

AIRO CAPITAL MANAGEMENT

BALANCE SHEETS

	December 31st, 2019	August 31st, 2020
ASSETS		
Current Assets:		
Deposits	0	122,788
Total Current Assets	0	122,788
Total Assets	$0	$122,788
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts Payable	0	109,914
Total Current Liabilities	0	109,914
Total Liabilities	$0	$109,914
Members Equity:		
Member Contributions	55,126	331,805
Accumulated Deficit	(55,126)	(318,931)
Total Members Equity	0	12,874
Total Liabilities and Members Equity	$0	$122,788

EXHIBIT B

Offering Page

Project Development


301

RENDERED VIEW FROM FALLSWAY


W Madison St
E Madison St
George Peabody Library
E Monument St
MIDDLE EAST
The Walters Art Museum
W Centre St
PENN - FALLSWAY
SOMERSET HOMES - MONUMENT EAST
Johns Hopkins
Johns Hopkins Children's Center
Orleans St
SETON HILL
The Baltimore Basilica
Mercy Medical Center
W Mulberry St
PLEASANT VIEW GARDENS
DOUGLAS HOMES
E Fayette St
N Gay St
Lexington Market
DOWNTOWN
BUTCHERS H
DUNBAR
E Baltimore St
Lexington Market
Edgar Allan Poe's Grave
City Hall
E Fayette St
JONESTOWN
E Lombard St
UNIVERSITY OF MD AT BALTIMORE
Charles Center
Port Discovery Children's Museum
Little Italy
E Pratt St
UPPER FELLS POINT
Miss Shirley's Cafe, Inner Harbor
PERKINS HOMES
The Baltimore Convention Center
INNER HARBOR
National Aquarium
Light St
Eastern Ave
Oriole Park at Camden Yards
Camden
Baltimore Marriott Waterfront
FELLS POINT
HARBOR EAST
Max's Taphouse
Thames Street Oyster House
Maryland Science Center
Barcocina
American Visionary Art Museum
W Lee St
Martin Luther King Jr Blvd



About

Airo Capital Management a Qualified Opportunity Zone Sponsor

Airo Capital Management, Inc.(AIRO) is an innovative and entrepreneurial firm delivering quality diversified investment opportunities in the QOZ market.

This Company/Sponsor provides professional services including but not limited to, providing management consulting, technology, and outsourcing services to clients across a broad range of industries to help protect and preserve capital gains. We operate throughout the U.S drawing on a combination of industry and functional expertise, technology capabilities, and alliances, and our delivery resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable returns and protect investors capital from the risk of performance and taxes. Achieve specific business outcomes and enhance shareholder value by ensuring the success of the operation probably.

We bring together our capabilities in business strategy, technology strategy, and operations/functional strategy with the help of senior management teams from various tax and real estate consulting firms. As a Sponsor that puts real estate deals together the company's objective is to limit risk and improve yield. A SPONSOR our objective always lines up with the investor whether or not we own an interest in real property. A single deal can involve several parties: the general partner (GP), limited partners (LP), contractors, lenders, appraisers, attorneys, and more. The most critical player, though, is the deal's "sponsor". In commercial real estate, the term "sponsor" is used to refer to the individual or company that effectively quarterbacks or leads the project from conception through completion. They are the owners of the property, responsible for all aspects of the transaction and on-going operations. They're also the one aggregating capital and signing their name on all related loan documents. A sponsor is a person or team that leads a commercial real estate project on behalf of the equity investors. The sponsor can be a General Partner (GP), or sell the lead role to another investor. The rest of the investors are Limited Partners (LPs). As a result, LP investors also have limited liability – meaning their potential loss in a downside scenario is limited to the amount of their investment. A sponsor's role starts early in a deal. It can be several months or up to a year before investors get involved and the sponsor exists the deal. The sponsor often finds the deal, whether on or off-market. The sponsor then negotiates the terms of the purchase and sale agreement.

They'll prepare investor marketing materials and assemble the equity capital and debt financing needed to acquire (and later, renovate) the property. The sponsor also oversees all pre-acquisition activities, including all due diligence (such as engaging specialists to provide third party reports and reviewing existing financial information, among other things). Because of all the work that goes into evaluating, underwriting, and preparing a deal for acquisition, sponsors will take an acquisition fee to cover related costs (and compensate them for this work, which they do even when a deal falls through). This can generate double-digit returns on their initial investment. Following the acquisition, the sponsor then oversees operations and management of the property, including any planned renovations, leasing, and maintenance.

Depending on the size of a project, the sponsor may hire a third-party property manager to handle day-to-day management, but the sponsor will still oversee the entire process to ensure the deal's objectives are being met and will get paid an override on operational fees. At the end of the day, the sponsor is solely responsible for all aspects of the project. Throughout the project, the sponsor is responsible for all financial reporting, which is usually shared with investors in the form of a quarterly letter. They'll submit drawdown requests to the lender, make payments to investors in accordance with the operating agreement, and engage accountants to prepare and distribute K-1s during tax season. Lastly, the sponsor will arrange for the refinance or disposition of the property at the end of the investment period. Sponsors make money in a few different ways.

First, and as noted above, they'll often take an acquisition fee for lining up and conducting all due diligence on a transaction. Most sponsors will also directly invest in a deal, just like the LPs, though not to the same extent. Sponsors generally put about 5-10% (sometimes as much as 20%) of the equity into the deal. The equity capital comes from the LP investors and Sponsor. A project's entire capitalization is the sum of GP equity, LP equity, and bank debt. A promote structure with a preferred return to LPs is usually the way deals are structured. In other words, the sponsor will be entitled to a percentage of total returns or performance above a certain threshold to LPs. In addition, sponsors will also take some sort of annual asset management fee in connection with the project.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
The sponsor finds a real estate transaction.	Sponsor syndicates real estate deals to qualified tax-motivated investors.	QOZ transactions are in the billions.

We have a large development deal in the CBD of Baltimore MD.

We offer our services directly to investors through real estate brokers, direct mail advertising, or our online website,

Competition

The Company's primary competitors are many of the mid-Atlantic or nation's leading REITs, or real estate funds are our primary competitors.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by well-capitalized companies. The barriers to entry include finding, funding, and negotiating possible acquisitions. The Company's competitors may aggressively offer more money for possible acquisitions to maintain market share. Principal competitive factors important to the Company include price, product quality, and design.

Supply Chain and Customer Base

The Company can find projects in QOZ markets and has successfully negotiated contracts on several possible targets.

Our revenues will be derived primarily from large family offices, REITs, real estate funds or entities looking to protect capital gains in any enterprise.

Governmental/Regulatory Approval and Compliance

The company is subject to extensive federal, state, and local laws and regulations, including the recently enacted comprehensive tax reform legislation with respect to the treatment of capital gains and QOZs relating to building and zoning requirements Such laws and regulations are subject to change from time to time. Typically, licenses, permits, and approvals under such tax laws and regulations must be renewed annually and may be revoked, suspended,or denied renewal for a cause at any time if governmental authorities determine that our conduct violates applicable regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1801 Gold Mine Rd Brookeville Md 20833

The Company conducts business throughout the country with a focus in the mid-Atlantic market.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
FundMe expenses	5.5%	$550.00	5.5%	$13,475
Estimated Attorney Fees	10.00%	$1,000	10.00%	$24,500.00
Estimated Accountant/Auditor Fees	0.00%	$0	10.00%	$24,500.00
General Marketing	10.00%	$1,000	10.00%	$24,500.00
Research and Development	0.00%	$0	0	$0
General Working Capital	74.5%	$7,450.00	64.5%	$158,025.00
Total	**100.00%**	**$10,000**	**100.00%**	**$245,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in the preparation of the campaign and are due in advance of the closing of the campaign.

Investors may require third-party professionals for additional analysis and may result in greater costs.

The Company does have the discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: based on the scope of change orders approved by the board of directors.

DIRECTORS, OFFICERS, AND EMPLOYEES

DIRECTORS, OFFICERS, AND EMPLOYEES

Frederic S. Richardson, President

• Investment Banking since 1985

• Member - Building Owners & Managers Association International (BOMA), Apartment & Office Building

Association (AOBA), Tenant in Common Association

• MBA (Finance), American University | BA (Economics), University of Maryland

• Chartered Life Underwriter (CLU), The American College

Frederic Richardson raised over $1.5 billion of debt & equity financing for private and public projects since

1985. He has extensive experience in investment banking and real estate investments. Mr. Richardson has

served as a chairman and majority shareholder of seven publicly traded companies, and has owned and

operated two national FHA, VA, Full Eagle Mortgage companies, one of which he took public in 1999.

Mr. Richardson's real estate experience:

• ECRV Hotels: Fairfield Marriott, Holiday Inn, Clinton Hotel, Astor Hotel

• ECRV Offices: Eagle/Pinnacle Medical Office, Foxcroft Office Building

• Controlled 1,000 units of HUD multifamily

• Owed over 1 million sq. ft of office in NYC

• Owned 11 commercial properties in the Southwest, U.S. in excess of 2.5M SF, managed by CBRE

• Rehabilitated 1,000 residential units from Atlanta to Boston

• Rehabilitated and managed over 1,500 multifamily units in East St. Louis, MO

• Owned and managed over 5,000 multifamily units over the past 25 years

• Arranged construction & permanent financing - Baltimore Apostolic Apartments (102-unit in Baltimore, MD)

• Managed a rental conversion to homeownership of 1,200 single-family units utilizing the FHA 203(K) program

Terry Burka, COO

Capital Management

• Asset / Property Management Construction / Engineering Complex Financial Analytics Equity Syndications

Development / Entitlements Wall Street Loan Origination

• Mid-Atlantic Realty Group — Washington, DC 10/2005 — 05/2019

o Vice President 2008-2019 |Senior Asset Manager 2005-2007 Boutique real estate advisory and investment o firm sponsoring securitized office, multifamily, and hotel assets valued between $15M and $50M.

o Vice President - oversaw acquisitions and dispositions, closed fund management, and site operations for

o 750,000 SF of an acquired portfolio of office and hotel assets.

o Prepared pro forma acquisition and income forecasts using discounted cash flow and capitalization methods.

o Asset Manager - 825,000 SF of office and 24 multifamily properties throughout the U.S., ~$750M.

o Strengthened MF portfolio leasing operations by ~$2.5M or 5% a year in lost rent-potential by instituting

leasing strategies.

• Charles E. SMITH Companies — Washington, DC Building Director 02/1996 — 04/2001

o Largest owner/operator of commercial real estate in the Washington, D.C. region ($5B+ market cap); 18M SF

of Class-A office/retail and 59 luxury MF properties (27,000 units).

o Crystal Gateways - Directed 2.2M SF Class-A office-portfolio complex adjacent to the U.S. Pentagon

comprised of four 15-story (~330K SF) buildings and one (334K SF) stand-alone office building, including

600K SF of an underground garage. This office complex is designed with a pedestrian-friendly interconnected

underground network of retail stores (Gallery Underground) via climate-controlled interior concourses, as

well as an integrated garage that joins the four primary buildings (1.3M SF), and which permits free-flowing

egress/ingress to each tower. The VA Rail Express and the subway (WMATA) are also accessible. Dominantly

leased to the U.S. military, DoD contractors, and other Federal/State government agencies.

John Settles, CEO

• Real Estate Developer and Mortgage Finance Specialist - noted for acquisition, development, construction, and

finance of affordable housing utilizing HUD/FHA, Fannie Mae, and Freddie Mac Programs.

• Senior Vice-President of Alliance Housing Partners, LLC – a national affordable multi-family housing developer.

• Built and financed HUD Section 202 housing for the elderly. Initiated multi-family projects and financing under

Section 42 Low-Income Housing Tax Credit (LIHTC) programs and Tax-Exempt bonds.

• Executive Director of UNEDAC (United National Economic Development Action Coalition).

• Chair, Board of Trustees for regional community development corporation.

• Senior Vice-President of U.S. Mortgage Network, Boca Raton, FL.

John Settles has extensive expertise in real estate development and mortgage banking derived from over 30 years of

challenging entrepreneurial and corporate experience. In addition to being a Senior Vice President of U.S. Mortgage

Network (based in Boca Raton, Florida), he has the distinction of being one of the first minority HUD/FHA/VA

approved lenders. This specialization enabled him to acquire, develop, construct and finance affordable multi-tenant

and single-family housing units throughout the country for elderly and low-income tenants and other homeowners

under the auspices of; HUD, FRA, Fannie Mae, and Freddie Mae programs. He has developed a range of housing types

including, apartments, co-ops, and condominiums for adult, senior, and mixed-use development with both tax-exempt

bond financing and low-income tax credits (LIHTC).

As its Executive Director, John Settles also provided leadership and support to the United National Economic

Development Action Coalition (UNEDAC). In that role, he represented the largest church denominations across the

country directing economic, financial, and community development initiatives.

He is currently Chairman of the Board of Trustees of a private Montessori school and responsible for the acquisition

and construction of the development of its $20M campus. Also, he is chairman of a nonprofit development

corporation that is co-developer in a $22M adult condo project in Prince Georges County, Maryland.

Indemnification

Indemnification is authorized by the Company to directors, officers, or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits, or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Maryland.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 1,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such a valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Capitalization
The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,000,000
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
FundMe expenses	5.5%	$550.00	5.5%	$13,475
Estimated Attorney Fees	10.00%	$1,000	10.00%	$24,500.00
Estimated Accountant/Auditor Fees	0.00%	$0	10.00%	$24,500.00
General Marketing	10.00%	$1,000	10.00%	$24,500.00
Research and Development	0.00%	$0	0	$0
General Working Capital	74.5%	$7,450.00	64.5%	$158,025.00
Total	**100.00%**	**$10,000**	**100.00%**	**$245,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in the preparation of the campaign and are due in advance of the closing of the campaign.

Investors may require third-party professionals for additional analysis and may result in greater costs.

The Company does have the discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances based on the Board of Directors approvals

Ownership Structure & Rights of Securities

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,000,000
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Risks & Disclosures

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN

INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE

STOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE,

THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION

WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Previous Funding

Holiday Inn Express

Fairfield Marriott

Clinton Hotel

Astor Hotel

Eagle Pinnacle office

Fox Croft office

Macy warehouse renovation of over 1,000,000 sq ft in NYC

Rhode Ave Plaza

Pensacola Plaza

Housing Projects in East St Louis, Chicago, Boston, Dallas, Baltimore, NC, Pa, Fl, and Hi just to mention a few.

View our
Offering Documents

Form C

Feasibility Report

History of Airo Capital Management

Opportunity Zone - The Village at Fallsway

Meet the **Airo Capital Management a Qualified Opportunity Zone Sponsor** team



President

Frederic S. Richardson

Frederic has nearly 20 years of real estate investing experience and is a Maryland native. He has a BA in Economics from the University of Maryland and and an MBA in Finance from American University - Kogod School of Business.



COO

Terry Burka

Strategist with 20 years of leadership and national asset / acquisitions growth. Leverages industry knowledge to articulate a strategic vision, assess attendant risks, and guide the firm's growth while remaining apprised of significant developments. Embodies the "tone at the top" while directing $1B real property operations for mid-sized commercial real estate companies concentrating on office/retail, multifamily, and hotel assets.

KPIs

With the funds from this raise, we could make up to $5,000,000 and would provide the resources to line up other deals for investors.

Advisors

[CohnReznick](#)

[Waldon Stuidos Architects](#)

[Jones Walker LLP](#)

[Avison Young](#)

[Frederic Richardson](#)

[Terry Burka](#)